Exhibit 99.1

Sandstorm Gold Announces Third Quarter Results

Vancouver, British Columbia — November 12, 2015 Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSE MKT: SAND, TSX: SSL) has released its results for the third quarter ended September 30, 2015 (all figures in U.S. dollars).

— THIRD quarter Highlights

•	Attributable Gold Equivalent ounces sold[1] of 10,834;
•	Revenue of $12.1 million;
•	Average cash cost per Attributable Gold Equivalent ounce[1] of $307 resulting in cash operating margins[1] of $809 per ounce;
•	Operating cash flow of $8.2 million;
•	Net loss of $5.5 million;
•	On October 27, 2015, the Company entered into three agreements with Yamana Gold Inc. (“Yamana”) that included commodity streams from up to five of Yamana's mining projects. For consideration of $152 million in cash and 15 million warrants of the Company, Sandstorm received a multi-asset silver stream that includes production from Chapada, Minera Florida and Cerro Moro, a copper stream on Chapada, and an early deposit gold stream on Agua Rica;
•	On October 26, 2015, the Company amended its revolving credit agreement, to allow the Company to borrow up to $110 million for acquisition purposes. As part the Yamana transaction, the Company fully drew on the $110 million in available credit; and
•	On November 3, 2015, the Company completed an equity financing for aggregate gross proceeds of $28.8 million. Upon closing of the equity financing, the majority of the net proceeds were used to reduce the balance of the Company’s revolving credit facility.

Sandstorm President & CEO Nolan Watson commented, “The cash flow generated from our diversified base of streams and royalties has enabled us to make a number of acquisitions over the course of 2015. We are on track to meet our 2015 attributable production guidance and with the recent stream acquisition with Yamana, the Company’s growth profile is expected to increase by up to 55% over the next four years.”

— Financial Results

Revenue and Gold Sales

Revenue was $12.1 million in the third quarter of 2015, generated from the sale of 10,834 Attributable Gold Equivalent ounces at an average realized selling price of $1,116 per ounce. Revenue in the third quarter of 2014 was $15.6 million, the 22% decrease in 2015 attributed to a 12% decrease in the average realized selling price of gold and a 12% decrease in the number of Attributable Gold Equivalent ounces sold.

Costs and Expenses

The average cash cost per attributable ounce was $307 during the quarter, resulting in a cash operating margin of $809 compared to $308 and $959 respectively for the third quarter of 2014. Project evaluation costs increased by $0.2 million compared to the third quarter of 2014 due to increased corporate activity which was partially offset by a $0.2 million decrease in corporate administration expenses, largely driven by the Company’s implementation of a cost reduction program.

Earnings and Operating Cash Flow

For the three months ended September 30, 2015, the net loss and cash flow from operations were $5.5 million and $8.2 million, respectively, compared with net income and cash flow from operations of $2.1 million and $10 million for the comparable period in 2014. The change is attributable to a combination of factors including a $4.4 million non-cash loss on the revaluation of the Company’s investments.

— Streams and Royalties

The Company’s stream and royalty segments for the three months ended September 30, 2015 are summarized in the table below:

In $000’s	Attributable ounces sold	Sales and royalty revenues	Cost of sales (excluding depletion)	Depletion	Income (loss) before taxes	Cash flow from operations
Aurizona	2,527	$2,818	$1,031	$299	$1,488	$1,787
Bachelor Lake	1,559	1,751	780	927	44	971
Black Fox	1,381	1,529	715	1,062	(248)	814
Diavik	1,228	1,370	-	1,342	28	2,054
Ming	425	481	-	507	(26)	481
Santa Elena	2,226	2,476	795	1,503	178	1,681
Royalties	1,488	1,661	-	2,416	(755)	1,963
Corporate	-	-	-	-	(5,857)	(1,517)
Consolidated	10,834	$12,086	$3,321	$8,056	$(5,148)	$8,234

Attributable Gold Equivalent ounces sold for the three months ended September 30, 2015 was 10,834 ounces compared with 12,282 ounces for the comparable period in 2014. The 12% decrease from 2014 is largely attributable to a 35% decrease in gold ounces sold from the Bachelor Lake Mine in Quebec (“Bachelor Lake”), operated by Metanor Resources Inc. (“Metanor”), and a 15% decrease in gold ounces sold from Aurizona Mine in Brazil (“Aurizona”), operated by Luna Gold Corp. (“Luna”). The aforementioned decreases in production were partially offset by a 36% increase in gold ounces sold from the Santa Elena Mine in Mexico (“Santa Elena”), an operation run by First Majestic Silver Corp. (“First Majestic”).

Santa Elena Mine

Gold deliveries from Santa Elena increased by 36% compared to the third quarter of 2014 primarily attributable to solid production from the property and an improvement in the mining of underground stopes. A pre-feasibility study and open pit resource update was recently filed, showing 8 years of silver and gold production at Santa Elena. First Majestic recently closed its previously announced transaction whereby it acquired SilverCrest Mines Inc.

Sandstorm has a gold stream to purchase 20% of the gold produced at Santa Elena at a per ounce price of $357. When Sandstorm’s attributable production from Santa Elena reaches 50,000 ounces of gold, the on-going per ounce payments will increase to US$450.

Bachelor Lake Mine

Compared to the third quarter of 2014, there was a 15% decrease in gold ounces sold from Bachelor Lake, primarily related to the mine experiencing lower feed grade which was largely driven by higher than expected dilution from some stopes. Metanor is conducting exploration drilling at Bachelor Lake from underground and at surface and has recently released positive drill results from its activities. For detailed results refer to the Metanor website at www.metanor.ca.

Sandstorm has a gold stream to purchase 20% of the gold production at Bachelor Lake for US$500 per ounce.

Aurizona Mine

Gold ounces sold from the Aurizona mine was 15% lower when compared to the third quarter of 2014. Luna ceased milling operations during the quarter and finalized preparations to place the processing plant into care and maintenance following the processing of the stockpiled ore. Luna has initiated a pre-feasibility study for the restart of the Aurizona Mine.

The Company has a 3% to 5% sliding scale net smelter returns (“NSR”) royalty on the production from Aurizona. At gold prices less than or equal to $1,500 per ounce, the royalty is a 3% NSR.

— outlook

Based on the Company’s existing gold streams and royalties, production for 2015 is forecasted to be between 43,000 to 46,000 Attributable Gold Equivalent ounces. The Company is forecasting Attributable Gold Equivalent production of approximately 65,000 ounces per annum by 2019.

— SUBSEQUENT EVENTS

Yamana Transaction

On October 27, 2015, the Company entered into three agreements with Yamana that included commodity streams from up to five of Yamana's mining projects. For consideration of $152 million in cash and 15 million warrants of the Company, Sandstorm received a multi-asset silver stream that includes production from Chapada, Minera Florida and Cerro Moro, a copper stream on Chapada, and an early deposit gold stream on Agua Rica. The transaction provides:

•	Imminent Cash Flow: New silver and copper streams are expected to contribute $10 million of cash flow annually starting in 2016, increasing to $20 million annually by 2019 representing a 55% increase in the Company’s 2019 forecasted cash flow;
•	Asset Diversification: Multi-asset silver stream that includes production from Chapada, Minera Florida and Cerro Moro, a copper stream on Chapada, and an Early Deposit Gold Stream on Agua Rica;
•	Downside Protection: 24-month silver stream backstop from the El Peñon mine if Cerro Moro does not reach production by 2019;
•	Asset Quality: The projects underlying the transaction are low cost, economically robust assets with significant exploration upside;
•	Improved Counterparty Profile: Approximately 90% of Sandstorm’s cash flow to come from majors, mid-tiers and debt-free junior mining companies by 2019; and
•	Precious Metal Focus: Precious metals and diamonds to contribute over 80% of the Company’s cash flow by 2019.

Revolving Credit Facility

On October 26, 2015, the Company amended its revolving credit agreement, allowing the Company to borrow up to $110 million (the “Revolving Loan”) from a syndicate of banks including the Bank of Nova Scotia, Bank of Montreal, National Bank of Canada, and Canadian Imperial Bank of Commerce. The amounts drawn on the Revolving Loan remain subject to interest at LIBOR plus 3.00% – 4.25% per annum, and the undrawn portion of the Revolving Loan remains subject to a standby fee of 0.75% – 1.05% per annum, dependent on the Company’s leverage ratio. On October 26, 2015 and as part of the Yamana transaction, the Company fully drew on its credit facility.

Equity Financing

On November 3, 2015 the Company completed a public offering of 10,087,800 units at a price of $2.85 per unit, for gross proceeds of $28.8 million. Each unit was comprised of one common share of the Company and one-half of one listed warrant. In connection with the offering, the Company paid agent fees of $1.4 million, representing 5% of the gross proceeds. The amount attributable to common shares was $27.1 million, with the remainder allocated to the warrants. As previously announced, the net proceeds from the public offering were primarily used to reduce the balance of the Company’s Revolving Loan.

— OTHER

Normal Course Issuer Bid

On December 15, 2014, the Company announced that it intended to proceed with a normal course issuer bid (“NCIB”). Under the NCIB, the Company may, until December 16, 2015, purchase up to 5,882,879 common shares, representing 5% of the Company’s issued and outstanding common shares of 117,657,587 as of December 11, 2014. The NCIB provides the Company with the option to purchase its common shares from time to time when the Company’s management believes that the Common Shares are undervalued by the market.

During the nine months ended September 30, 2015 and pursuant to the NCIB, the Company purchased and returned to treasury an aggregate of 518,123 common shares.

— Webcast and Conference Call Details

A conference call will be held on Friday, November 13, 2015 starting at 8:30am PST to further discuss the Yamana transactions and the third quarter results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the audio webcast using the link below:

Local/International: 647-788-4916

North American Toll-Free: 877-214-4966
Conference ID: 79817661
Webcast URL: http://ow.ly/Uut8B

The Sandstorm Management Discussion and Analysis (MD&A) and Financial Statements for the third quarter will be accessible on the Company’s website and on SEDAR at www.sedar.com. The Company has also completed a Form 6-K filing with the SEC that will be accessible on EDGAR at www.sec.gov. Shareholders can request a hard copy of the MD&A and Financial Statements by emailing info@sandstormltd.com.

Note 1
Sandstorm has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including average cash cost per ounce of gold and cash operating margin. Average cash cost per ounce of gold is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Cash operating margin is calculated by subtracting the average cash cost per ounce of gold from the average realized selling price per ounce of gold. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The Company’s royalty income is converted to an attributable gold equivalent ounce basis by dividing the royalty income for that period by the average realized gold price per ounce from the Company’s gold streams for the same respective period. These attributable gold equivalent ounces when combined with the gold ounces sold from the Company’s gold streams (individually and collectively referred to as “Attributable Gold Equivalent”) equal total Attributable Gold Equivalent ounces sold. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming and royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 76 streams and royalties, of which 16 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams and royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2014 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Erfan Kazemi	Denver Harris
Chief Financial Officer	Investor Relations

604 689 0234	604 628 1178